Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES E CONVERTIBLE PREFERRED STOCK

OF

STAFFING 360 SOLUTIONS, INC.

Staffing 360 Solutions, Inc., a Delaware corporation (the “Corporation”), certifies that pursuant to the authority contained in its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the “Board of Directors”) has adopted the following resolution creating a new series of its previously authorized preferred stock, par value $.00001 per share, designated as Series E Convertible Preferred Stock (which shall include Series E and Series E-1 Convertible Preferred Stock):

RESOLVED, that a new series of the authorized preferred stock, par value $.00001 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences, and relative, participating, optional, and other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof are as follows:

1.	Designation and Amount.

The shares of the series of preferred stock created hereby shall be designated as the “Series E Convertible Preferred Stock” or the “Series E-1 Convertible Preferred Stock” (collectively, the “Series E Convertible Preferred Stock”) and the number of shares constituting such series shall be 19,500, consisting of 13,000 shares of Series E and 6,500 shares of Series E‑1 shares.  The initial liquidation preference of the Series E Convertible Preferred Stock shall be $1,000.00 per share (the “Liquidation Value”).

2.	Rank.

The Series E Convertible Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to both the Corporation’s Common Stock and to the Corporation’s Series A, Series B, Series C and Series D Preferred Stock, as well as any other classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Series E Convertible Preferred Stock or which do not specify their rank (collectively with the Common Stock, the “Junior Securities”); (ii) on a parity with each other class of capital stock or series of preferred stock authorized or issued by the Corporation after the date hereof, the terms of which specifically provide that such class or series will rank on a parity with the Series E Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding up and dissolution of the Corporation, but only if such class or series has been approved by the holders of Series E Convertible Preferred Stock as provided in Subsection 5.2 below (collectively referred to as “Parity Securities”); and (iii) junior to each other class of capital stock or other series of Preferred Stock issued by the Corporation after the date hereof the terms of which specifically provide that such class or series will rank senior to the Series E Convertible Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Corporation, but only if such class or series has been approved by the holders of Series E Convertible Preferred Stock as provided in Subsection 5.1 below (collectively referred to as “Senior Securities”).

3.	Dividends and Distributions.

3.1Amount.

3.1.1Cash Dividends.  The holders of shares of Series E Convertible Preferred Stock, in preference to the holders of any Junior Securities, shall be entitled to receive, when, as and if declared by the Corporation’s Board of Directors out of funds of the Corporation legally available therefor, cash dividends on the Series E Convertible Preferred Stock, which shall accrue at an annual rate per share equal to (i) 12% from the date of issuance of the shares of Series E Convertible Preferred Stock (the “Issue Date”) until such time as there exists a default by the Corporation on any of its obligations hereunder, which shall include the failure to pay the dividend provided for herein within three (3) business days of the quarterly dividend payment dates specified below, or an Event of Default exists under Article 9 of the Amended and Restated Note Purchase Agreement among the Corporation and certain of its subsidiaries and Jackson Investment Group, LLC (“JIG”), dated as of September 15, 2017, and as amended on August 27, 2018 and on the Issue Date (as so amended and as such agreement may be further amended, restated or modified, the “Note Purchase Agreement”) (which default or Event of Default shall be referred to herein as a “Preferred Default”), and (ii) after the occurrence of a Preferred Default, 17% until such time as all shares of the Preferred Stock shall have been converted into Common Stock or repurchased by the Corporation or are otherwise no longer outstanding and all accrued dividends thereon have been paid in full (the “Cash Dividend Rate”), in either case with such applicable rate being paid on the Liquidation Value from and after the Issue Date and for so long any shares of Series E Convertible Preferred Stock remain outstanding.

3.1.2PIK Dividends.   Subject to subsection 7.6 below, the holders of shares of Series E Convertible Preferred Stock (other than Series E-1 Convertible Preferred Stock), in preference to the holders of any Junior Securities, shall also be entitled to receive dividends payable in shares of Series E-1 Convertible Preferred Stock of the Corporation having a Liquidation Value equal to 5% per annum of the Liquidation Value of the outstanding Series E Convertible Preferred Stock (such dividend, a “PIK Dividend” and together with Cash Dividends, “Quarterly Dividends”). Shares of Series E-1 Convertible Preferred Stock shall have all the same terms, preferences and characteristics as are provided for in this Certificate of Designation with respect to Series E Convertible Preferred Stock (including, without limitation, the right to receive Cash Dividends) and references herein to Series E Convertible Preferred Stock shall include Series E-1 Convertible Preferred Stock unless otherwise indicated.  Notwithstanding the foregoing, (i) Series E-1 Convertible Preferred Stock shall be mandatorily redeemable by the Corporation within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or November 15, 2020, for a cash payment equal to the Liquidation Value plus any accrued and unpaid dividends thereon, (ii) the Series E‑1 Conversion Price shall be as provided in Subsection 6.1.1, and (iii) Series E‑1 Converitble Preferred Stock may be cancelled and extinguished in accordance with Subsection 7.6 hereof.  If on the date of any such redemption, Delaware law governing distributions to stockholders prevents the Corporation from redeeming all Series E-1 Convertible Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law and thereafter shall take all actions that it may legally take in order to cause the Corporation to be able to redeem lawfully the remaining shares, and shall redeem the remaining shares as soon as it may lawfully do so. No fractional shares of Series E-1 Convertible Preferred Stock shall be issued to any holder pursuant to this subsection 3.1.2 and in lieu of any such fractional share, the Corporation shall pay to such holder an amount in cash equal to the applicable fraction of a share of Series E-1 Convertible Preferred Stock multiplied by the Liquidation Value.   The Corporation shall deliver to each holder on each Quarterly Dividend Payment Date a share certificate evidencing Series E-1 Preferred Stock issued to such holder as a PIK Dividend, but the failure to so issue such certificate shall not impair the rights of such holder in respect of issued shares of Series E-1 Convertible Preferred Stock which shall be deemed issued and outstanding on each Quarterly Dividend Payment Date irrespective of whether a share certificate has been delivered to holder thereof and the Corporation shall make appropriate entry in its stock transfer records to reflect such issuance and outstanding shares of Series E-1 Convertible Preferred Stock on each Quarterly Dividend Payment Date.

3.2Calculation and Payment. Quarterly Dividends shall be (i) calculated and compounded quarterly, and (ii) cumulative, whether or not declared or paid, and will accrue and be payable quarterly, in arrears, on January 1, April 1, July 1 and October 1 (each such date referred to herein as a “Quarterly Dividend Payment Date”), except that if any Quarterly Dividend Payment Date is not a Business Day, then they shall be payable on the next succeeding Business Day, commencing on the first Quarterly Dividend Payment Date following the Issue Date. Dividends payable on the Series E Convertible Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months and the number of days actually elapsed, and will be deemed to accrue on a daily basis.

3.3Priority.  No dividends shall be declared or paid nor funds set apart for the payment of dividends on any Junior Securities for so long as any Series E Convertible Preferred Stock is issued and outstanding.

4.	Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1Preferential Payments to Holders of Series E Convertible Preferred Stock.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series E Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount per share equal to the Liquidation Value, plus any accrued but unpaid dividends.  If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Convertible Preferred Stock the full amount to which they shall be entitled under this Subsection 4.1, the holders of shares of Series E Convertible Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.  The aggregate amount which a holder of a share of Series E Convertible Preferred Stock is entitled to receive under this Subsection 4.1 is hereinafter referred to as the “Series E Liquidation Amount.”

4.2Deemed Liquidation Events.

4.2.1Definition.  Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series E Convertible Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.2.2Effecting a Deemed Liquidation Event.

(a)The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 4.2.1(a) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1.

(b)In the event of a Deemed Liquidation Event referred to in Subsection 4.2.1(a) or 4.2.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within thirty (30) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series E Convertible Preferred Stock no later than the thirtieth (30th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series E Convertible Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series E Convertible Preferred Stock so request in a written instrument delivered to the Corporation not later than sixty (60) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the ninetieth (90th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series E Convertible Preferred Stock at a price per share equal to the Liquidation Value plus any accrued but unpaid dividends on such shares.  Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series E Convertible Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Series E Convertible Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.  Provided, however, if the liquidation, dissolution or winding up of the affairs of the Corporation is not within the Corporation’s control, including not approved by its Board of Directors, a holder shall only be entitled to receive from the Corporation or any successor entity, as of the date of the liquidation, dissolution, or winding up of the affairs of the Corporation, the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Common Stock of the Company in connection with the liquidation, dissolution, or winding up of the affairs of the Corporation, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration.  Prior to the distribution or redemption provided for in this Subsection 4.2.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3Amount Deemed Paid or Distributed.  The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.  The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

4.4Allocation of Escrow and Contingent Consideration.  In the event of a Deemed Liquidation Event pursuant to Subsection 4.2.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.  For the purposes of this Section 4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

5.	Voting.

5.1General.  Except as provided by law or by the other provisions of the Certificate of Incorporation and as provided in Section 5.2 below, holders of Series E Convertible Preferred Stock shall have no right to vote on any matter presented to the stockholders of the Corporation for their action or consideration.

5.2Series E Convertible Preferred Stock Protective Provisions.  At any time that any shares of Series E Convertible Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series E Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

5.2.1liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

5.2.2amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series E Convertible Preferred Stock;

5.2.3create or authorize the creation of any new class or series of capital stock, or issue or authorize or commit to the issuance of any shares of any class or series of capital stock of the Corporation or any security convertible into or excisable for any such capital stock, including pursuant to grants to directors, employees or contractors (other than pursuant to binding agreements entered into prior to the Issue Date), business acquisitions or combinations, or otherwise; provided, however, this subsection 5.2.3 shall not prohibit the Corporation from (i) issuing shares of Common Stock upon the conversion or exercise of warrants, options, notes, preferred stock or other instruments that are convertible into or exercisable for shares of Common Stock in accordance with their terms and outstanding as of the Issue Date, (ii) selling shares of Common Stock in a public or private offering on or before the first (1st) anniversary of the Issue Date for gross proceeds up to $3,000,000, where proceeds are used for working capital purposes only (“Permitted Financing”), (iii) granting up to 75,000 shares of Common Stock on or before the second (2nd) anniversary of the Issue Date as part of one or more new management recruitment packages, and (iv) issuing up to 450,000 shares of Common Stock pursuant to a new long-term incentive plan providing for grants to management that would not vest or be payable until the later to occur of December 31, 2020 and the redemption in full of all Series E Convertible Preferred Stock pursuant to Section 7 hereof.

5.2.4reclassify, alter or amend (i) any existing Parity Securities if such reclassification, alteration or amendment would render such other security senior to the Series E Convertible Preferred Stock in respect of any such right, preference, or privilege, or (ii) any existing Junior Securities of the Corporation if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series E Convertible Preferred Stock in respect of any such right, preference or privilege;

5.2.5purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series E Convertible Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; or

5.2.6enter into any transaction with a “related person” as defined in Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended, or with any director, officer, or employee of the Corporation or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such director, officer, or employee.

6.	Optional Conversion.

The holders of the Series E Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

6.1Right to Convert.

6.1.1Conversion Ratio.  Each share of Series E Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time from and after a Conversion Trigger (as defined below), and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series E Liquidation Value plus any accrued but unpaid dividends on such share by the Series E Conversion Price or the Series E‑1 Conversion Price (as defined below) in effect at the time of conversion.  The “Series E Conversion Price” shall initially be equal to $1.78.  The “Series E‑1 Conversion Price” shall initially be equal to 1.66.  Such initial Series E Conversion Price and Series E‑1 Conversion Price, and the rate at which shares of Series E and Series E‑1 Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

“Conversion Trigger” means the earlier of October 31, 2020 or the occurrence of a Preferred Default (as defined in Section 3.1 herein).

6.1.2Termination of Conversion Rights.  In the event of a notice of redemption of any shares of Series E Convertible Preferred Stock pursuant to Section 7, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full business day preceding the Redemption Date (as defined below) for such shares, unless the Redemption Price (as defined below) is not fully paid on such Redemption Date, in which case the Conversion Rights for such shares shall continue until such price is paid in full.  In the event of a liquidation, dissolution or winding up of the

Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full business day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series E Convertible Preferred Stock.

6.2Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Series E Convertible Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation.  Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series E Convertible Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3Mechanics of Conversion.

6.3.1Notice of Conversion.  In order for a holder of Series E Convertible Preferred Stock to voluntarily convert shares of Series E Convertible Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the Series E Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder’s shares of Series E Convertible Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b) if such holder’s shares are certificated, surrender the certificate or certificates for such shares of Series E Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series E Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent).  Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing.  The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.  The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series E Convertible Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series E Convertible Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay in cash such amount as provided in Subsection 6.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

6.3.2Reservation of Shares.  The Corporation shall at all times when the Series E Convertible Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series E Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series E Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series E Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.  Before taking any action which would cause an adjustment reducing the Series E Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series E Convertible Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series E or Series E‑1 Conversion Price.

6.3.3Effect of Conversion.  All shares of Series E Convertible Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 6.2 and to receive payment of any dividends declared but unpaid thereon.  Any shares of Series E Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series E Convertible Preferred Stock accordingly.

6.3.4No Further Adjustment.  Upon any such conversion, no adjustment to the Series E or Series E‑1 Conversion Price shall be made for any declared but unpaid dividends on the Series E Convertible Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6.3.5Taxes.  The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series E Convertible Preferred Stock pursuant to this Section 6.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series E Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.4Adjustments to Series E and Series E‑1 Conversion Price.

6.4.1Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding

Common Stock, the Series E and Series E‑1 Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series E Convertible Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock, the Series E and Series E‑1 Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series E Convertible Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.4.2Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series E and Series E‑1 Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series E and Series E‑1 Conversion Price then in effect by a fraction:

(a)the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series E and Series E‑1 Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series E and Series E‑1 Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series E Convertible Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series E Convertible Preferred Stock had been converted into Common Stock on the date of such event.

6.4.3Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Subsection 6.4.2 do not apply to such dividend or distribution, then and in each such event the holders of Series E Convertible Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series E Convertible Preferred Stock had been converted into Common Stock on the date of such event.

6.4.4Adjustment for Reorganization, Reclassification, Merger or Reorganization. Subject to the provisions of Subsection 4.2, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series E Convertible Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 6.4.1, 6.4.2 or 6.4.3), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series E Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series E Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Subsection 6.4.4 with respect to the rights and interests thereafter of the holders of the Series E Convertible Preferred Stock, to the end that the provisions set forth in this Subsection 6.4.4 (including provisions with respect to changes in and other adjustments of the Series E and Series E‑1 Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series E Convertible Preferred Stock. For the avoidance of doubt, nothing in this Subsection 6.4.4 shall be construed as preventing the holders of Series E Convertible Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 6.4.4 be deemed conclusive evidence of the fair value of the shares of Series E Convertible Preferred Stock in any such appraisal proceeding.

6.4.5Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series E and Series E‑1 Conversion Price pursuant to this Subsection 6.4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series E Convertible Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series E Convertible Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series E Convertible Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series E and Series E‑1 Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series E Convertible Preferred Stock.

6.5Notice of Record Date. In the event:

(a)the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series E Convertible Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be delivered to the holders of the Series E Convertible Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series E Convertible Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series E Convertible Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) business days prior to the record date or effective date for the event specified in such notice.

7.	Redemption.

7.1General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series E Convertible Preferred Stock may be redeemed by the Corporation at a per share price equal to the Liquidation Value, plus all accrued but unpaid dividends thereon (the “Redemption Price”), at any time on or after the Issue Date.  Notwithstanding the foregoing, all proceeds from sales of any equity securities by the Corporation after the Issue Date (other than the Permitted Financing) must be used exclusively to redeem shares of Series E Convertible Preferred Stock pursuant to the provisions of this Section 7, unless otherwise agreed in writing in advance of the sale of such equity by holders of at least a majority of the outstanding shares of Series E Convertible Preferred Stock. For clarity, the Corporation shall not be required to use the proceeds of the Permitted Financing to redeem the Preferred Stock and the Corporation may use such proceeds for working capital purposes.

7.2Redemption Notice. The Corporation shall send written notice of any redemption (the “Redemption Notice”) to each holder of record of Series E Convertible

Preferred Stock not less than forty (40) days prior to the date that such shares are to be redeemed (the “Redemption Date”). Each Redemption Notice shall state:

(a)the number of shares of Series E Convertible Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b)the Redemption Date and the Redemption Price;

(c)the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 6); and

(d)for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series E Convertible Preferred Stock to be redeemed.

7.3Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series E Convertible Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 6, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series E Convertible Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series E Convertible Preferred Stock shall promptly be issued to such holder.

7.4Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series E Convertible Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series E Convertible Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series E Convertible Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7.5Redemption Prepayment Incentive.  So long as no Preferred Default exists, if on or prior to October 31, 2019 the Corporation completes an optional redemption of shares of Series E Convertible Preferred Stock in accordance with this Section 7, then the Corporation shall be entitled to a two percent (2%) discount on the Liquidation Value payable for the shares to be redeemed (for example, if the Corporation desires to redeem shares with $1,000,000 in Liquidation Value during such period, the Corporation would only be required to pay to the holder $980,000 of such redemption amount, plus accrued and unpaid dividends on the Series E Convertible Preferred Stock, and $20,000 of such Liquidation Value of the shares being redeemed (i.e., 2%) shall not be required to be repaid by the Corporation to the holder); provided, however, that (A) the redemption notice required to be delivered by the Corporation to the holder under Subsection 7.2 must (1) specify the full Liquidation Value of the shares proposed to be redeemed, (2) state that the discounted amount of such Liquidation Value will be withheld from the specified redemption amount in accordance with this Subsection 7.5, and (3) certify to the holder that no Preferred Default exists and that all conditions to such discount have been met, (B) in connection with any redemption, the Corporation must pay to the holder all accrued but unpaid dividends on the full amount of the shares to be redeemed in accordance with Section 3 (without giving effect to any incentive discount provided for in this Subsection 7.5), and (C) any forgiveness of amounts owed provided for above in this Subsection 7.5 shall be deemed void ab initio if any payments of the Redemption Price or dividends on the Series E Convertible Preferred Stock received by the holders are required for any reason to be disgorged or turned over by the holder to any court, creditor, trustee, governmental authority or other person, and, in such case, the Corporation shall remain liable for the full payment of the entire original Liquidation Value of the Series E Convertible Preferred Stock redeemed, together with all accrued but unpaid dividends thereon, in accordance with the terms hereof.

7.6PIK Dividend Shares.  If on or prior to October 31, 2020 the Corporation completes the redemption of all shares of Series E Convertible Preferred Stock in accordance with subsection 3.1.2, then all shares of Series E-1 Convertible Preferred Stock previously issued as PIK Dividends shall be cancelled and extinguished without further action by the Corporation or any holder.  For the avoidance of doubt, such cancellation and extinguishment is not intended to nor shall it require any refund of any cash dividends previously paid on any shares of Series E-1 Convertible Preferred Stock prior to the date of such cancellation and extinguishment.

8.	Redeemed or Otherwise Acquired Shares.

Any shares of Series E Convertible Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series E Convertible Preferred Stock following redemption.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be duly executed by its duly authorized officer on this 15th day of November, 2018.

STAFFING 360 SOLUTIONS, INC.

By: /s/ Brendan Flood

Name: Brendan Flood

Title: Chairman and Chief Executive Officer

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